Mail Stop 4561

November 25, 2008

Mr. Boland T. Jones
Chief Executive Officer
Premiere Global Services, Inc.
3280 Peachtree Road, N.W.
Terminus Building Suite 100
Atlanta, Georgia 30305

> **Re:** **Premiere Global Services, Inc.**
> **Form 10-K/A for Fiscal Year Ended December 31, 2007**
> **Filed October 10, 2008**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2008**
> **Filed November 7, 2008**
> **Definitive Proxy Statement**
> **Filed April 18, 2008**
> **Form 8-K Filed October 23, 2008**
> **File No. 0-27778**

Dear Mr. Jones:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K/A for the Fiscal Year Ended December 31, 2007</u>

<u>Item 1. Business, page 1</u>

1.   We note that you have included information from the JAAG Group survey commissioned by you that assessed the current market opportunity for your products and services in January of 2008 at nearly $10 billion in 2008 growing to $17 billion in 2012. We note that this report, opinion, or appraisal is incorporated by reference into registration statements Nos. 333-79599, 333-87635, 333-89891, 333-51380, 333-57698, 333-67292, 333-101262, and 333-116506. As such, it appears that you should either file the written consent of the JAAG Group for use of such information, consistent with Rule 436 of the Securities Act and Item 601(b)(23)(ii) of Regulation S-K, or delete the reference to the report.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26</u>

<u>General</u>

2.   In future filings please consider expanding your Overview section to include a more informative executive level discussion that addresses how management evaluates your financial condition and operating results, including a more detailed look at how you earn revenue, and any known trends, demands, commitments, or uncertainties and their impact on your liquidity, capital resources, or results of operations, and material risks and challenges facing the company. For example, under material risks facing the company, disclose that:

- You have experienced revenue declines in broadcast fax revenues which you expect to continue, and that the future success of your company is dependent in part on your ability to transition your broadcast fax customers to newer technologies, such as email and voice delivery, as discussed on a risk factor on page 7;
- You have had to decrease your average selling price per minute of services across your solutions sets, and that if you cannot decrease your costs of providing such services proportionately, or if they increase, that could have a material adverse impact on your business, as discussed in a risk factor on page 10-11.; and that
- You repurchased 15% of your shares outstanding during 2007 with increased borrowings of $125.7 million, largely to fund the self-tender offer of 9.6 million shares at a then 10% premium of $12.65 per share, which has increased your outstanding debt under your credit facility to approximately $266.7 million as of December 31, 2007, with approximately $264.9 million in borrowings (due in 2011), up from approximately $134.5 million of borrowings outstanding as of December 31, 2006.

Results of Operations, page 28

Net Revenues, page 29

3.   Within your discussion of revenues throughout MD&A, you address the reasons
        for the increases or decreases in terms of changes in organic growth, acquisitions,
        the impact of foreign currencies and the impact of broadcast fax revenues. Your
        disclosures quantify the impact of foreign currencies and changes in broadcast fax
        revenues but you do not quantify the impact on revenues which are due to organic
        growth or acquisitions. Tell us what consideration you have given to providing
        this information which would enable a reader to more clearly understand the
        reasons for the material changes in revenues between the periods presented. We
        refer you to Section III.D of SEC Release 33-6835 and Item 303(A)(3) of
        Regulation S-K.

4.   Tell us what consideration you have given to explaining the measure "organic
        growth" as defined by management. We note that these measures may not be
        comparable to organic growth measures used by other companies. Additionally,
        tell us how you determined that this disclosure does not result in the presentation
        of a non-GAAP measure. We refer you to Rule 10(e) of Regulation S-K.

5.   You have not discussed how changes currently being implemented to introduce
        new pricing options, including subscription and license pricing options, has
        affected your business. For example, you note on page 26 that changing to a
        subscription based pricing option from traditional usage based pricing is a major
        goal for 2008. In your Form 10-Q's for the quarters ending March 31, 2008 and
        June 30, 2008 you state in the overview of your Management's Discussion and
        Analysis that for the remainder of the year you plan to offer new pricing options,
        such as subscription-based pricing, to your *direct sales customers* similar to what
        you did for *web sales customers* in 2007. However, no discussion about the
        change in pricing for web sales customers was provided in this annual report, nor
        is there any discussion in your Form 10-Q's for 2008 regarding the continued
        pricing change for direct sales customers. Please clarify to us, and revise your
        disclosure in future filings to discuss the status of the transition to subscription
        based pricing across your products for the relevant period, and quantify the
        impact that this change has had and will have on financial results.

6.   Currently, the text provides little information to investors about the pricing
        environment for your products over the three most recent years. On pages 29-30
        of this annual report you disclose that revenues have increased primarily due to
        organic growth, without explaining the extent to which this growth was due to
        increases in price or volume. Further, on pages 30-31 you disclose that cost of
        revenues has increased as a percentage of revenues primarily because of
        decreased average selling prices per minute in your conferencing & collaboration

solutions set business. In future filings please quantify the extent to which revenue increases were the result of increases in volume sold or increases in price. Also quantify the impact of any decreasing selling prices. See Item 303(a)(3)(iii) of Regulation S-K for further guidance.

Liquidity and Capital Resources, page 39

7.   Tell us what consideration you have given to providing a more substantive discussion of cash flows from operating activities specifically addressing the reasons for the increases in operating cash flows in 2007 in comparison to 2006 and the decreases in cash flows between the 2006 and 2005 periods. We reference Section IV.B.1 of SEC Release 33-8350.

Contractual Obligations, page 40

8.   Tell us what consideration the Company has given to presenting the time periods in the contractual obligation table in accordance with Item 303(a)(5)(i) of Regulation S-K.

Capital Resources, Page 41

9.   In future filings please revise this disclosure to discuss the impact, purpose of, and source of funds needed to fulfill your debt obligations that you incurred by increasing your borrowing under your line of credit from $134.5 million as of December 31, 2006 to $264.9 million as of December 31, 2007, primarily to fund the repurchase of 15% of your shares outstanding during 2007. Please also revise your liquidity discussion on page 42 as appropriate to address the effect of your increased debt load on long and short-term liquidity.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 2. Significant Accounting Policies

Revenue Recognition, page 54

10.   Where you may have different policies for different types of revenue transactions, the policy for each material type of transaction should be disclosed. If revenue transactions have multiple units of accounting your accounting policy should clearly state the accounting policy for each unit of accounting as well as how units of accounting are determined and valued. See SAB Topic 13B. In this regard tell us whether your arrangements include multiple-elements and if so, how you have considered EITF 00-21 to determine separate units of accounting.

11.   Tell us the nature and terms of your subscription based arrangements addressing
        in your response the timing and amount of revenue recognition. Explain why
        your policy does not address the pattern and timing of subscription revenue
        recognition.

12.   Tell us how revenue is recognized for products that are sold through indirect
        channels. Explain why your revenue recognition policy does not address indirect
        channel revenues.

Exhibits 31 and 32 Certifications

13.   As a result of the restatement, we note the revisions to both the independent
        accountants report and their report on the internal control over financial reporting
        are dated October 10, 2008.   We note the updated certifications which have been
        filed with the amended Form 10-K and amended Forms 10-Q have been dated
        October 8, 2008. Tell us why you believe you have filed the proper certifications
        pursuant to Item 601(b)(31)(i) of Regulation S-K with respect to the October 8,
        2008 date in view of the October 10, 2008 date of the accountants reports.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 18

14.   You have omitted performance targets, apparently in reliance upon Instruction 4
        to Item 402(b) of Regulation S-K. In your response letter, please provide a
        reasonably detailed analysis supporting your conclusion that disclosure of the
        performance targets would cause you competitive harm. You provide limited
        information concerning the degree of difficulty to achieve these undisclosed
        performance targets, with reference to the historical achievement in 2007 for the
        named executive officers. In future filings please enhance your discussion of the
        degree of difficulty that you expect will be experienced in achieving undisclosed
        performance targets. For example, provide a more thorough historical assessment
        of the predictability of achievement of performance objectives and the relation
        between historical and future achievement. This will provide investors with a
        more clear impression of the arduousness or ease associated with achievement of
        the undisclosed target levels. In addition, for non-GAAP performance targets
        presented, please disclose how you would calculate that figure, consistent with
        Instruction 5 to Item 402(b)(2) of Regulation S-K.

15.   We note that on page 21 you disclose that in June of 2007 you revised the
        performance targets for Messrs. Havener, Schrafft, and Provow for the third and
        fourth quarters and for 2007 as a whole to account for the non-recurring items
        charged as a result of the $150 million self tender offer. Please clarify whether

quarterly and annual performance criteria are readjusted on a periodic basis, or if these criteria are fixed in the beginning of the fiscal year.

Form 10-Q for the Fiscal Quarter Ended September 30, 2008

Note 2. Significant Accounting Policies

Income Taxes, page 6

16.   Explain to us the nature of the tax planning strategies which lead to the realization of net operating losses in the United Kingdom subsidiary and so reduced the effective income tax rate during the three and nine month periods ended September 30, 2008.

Note 9. Commitments and Contingencies

General, page 17

17.   Tell us how the June 30, 2008 FCC order which ruled that audio conferencing providers are providers of "telecommunications" will affect the Company, its results of operations and financial position.   Tell us and disclose whether there is a reasonable possibility that this order will subject the Company to the payments of a material amount of "telecommunication excise taxes."

18.   SFAS 5 paragraph 10 requires the disclosure of an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made when there is at least a reasonable possibility that a loss or additional loss may have been incurred. Tell us how you have considered these disclosure requirements as it relates to your exposure to both sales tax and telecommunications excise taxes. We reference FASB Interpretation No. 14, "Reasonable Estimation of the Amount of a Loss" ("FIN 14") and SAB No. 92.

Litigation and Claims, page 17

19.   Tell us why the Company believes that its financial contribution to the Quizno's Corporation settlement will be covered by their insurance policy. Tell us whether the Company has recorded a loss contingency in accordance with paragraph 8 of SFAS 5. Tell us the nature of your discussions with your insurance company which would indicate this loss would be covered.

Form 8-K filed October 23, 2008

20.   We note that you refer to your non-GAAP Information as "pro forma." The pro forma terminology has very specific meaning in accounting literature, as indicated

by Article 11 of Regulation S-X. In future filings, please revise your presentation to omit the pro forma terminology when referring to your non-GAAP information.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Marc Thomas, Staff Accountant, at (202) 551-3452 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Kevin Dougherty, Law Clerk, at (202) 551-3271 or, in his absence, Mark Shuman, Branch Chief-Legal, at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3226.

Sincerely,

Craig D. Wilson
Sr. Asst. Chief Accountant